Morgan Stanley Dean Witter Charter Series
Monthly Report
December 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of December 31, 2000 was as follows:

Funds                    N.A.V.                        % change for month
Charter DWFCM       $17.50                           20.57%
Charter Graham           $12.55                           13.48%
Charter Millburn         $10.40                           16.50%
Charter Welton           $  8.20                          11.02%

In general, the performance disparity between the Funds in the Charter Series is due to the portfolio structure and trading approaches unique to each Fund. Charter DWFCM generated profits primarily from the energy, currency and interest rate futures markets. Charter Graham recorded profits primarily in the interest rates and currency markets. Charter Millburn, which generally has a greater exposure to the currency markets, posted most of its gains from this sector. Additional profits were also seen in the interest rate futures markets. Charter Welton saw most of its advance come from its participation in the interest rate and currency markets.

Notice to Limited Partners of Charter Graham

     In a continuing effort to provide increased diversification among trading strategies within Charter Graham, the General Partner has determined to reallocate the assets of Charter Graham among certain trading programs offered by Graham Capital Management, L.P., the trading advisor to the Fund. Through December 31, 2000, 100% of the assets of Charter Graham have been traded pursuant to the Global Diversified Program at 1.5 times standard leverage. Commencing January 1, 2001, the assets of Charter Graham will be traded as follows: approximately 60% of the assets ($17.3 million) will be traded pursuant to the Global Diversified Program at 1.5 times standard leverage, approximately 20% of the assets ($5.7 million) will be traded pursuant to the K4 Program at 1.5 times standard leverage, and approximately 20% of the assets ($5.7 million) will be traded pursuant to the Non-Trend Based Program at 1.5 times standard leverage.
Furthermore, all subscriptions, redemptions, and exchanges into or out of Charter Graham will be allocated in the same proportion described above. See Special Notice to Limited Partners of Charter Graham beginning on page which follows this letter.

Charter DWFCM

The Fund increased in value during December due primarily to gains recorded in the energy, currency and global interest rate futures sectors. In the energy markets, profits were recorded from previously established long natural gas positions as prices rallied to all time highs on cold weather across much of the United States as well as on major concerns regarding the supply levels. Short crude oil futures positions also profited during the year's final month as prices declined amid diminishing concerns regarding Iraqi supply. In the currency markets, gains were recorded from short positions in the Japanese yen as its value weakened versus the U.S. dollar on weakness in the Japanese economy. Gains were also recorded from long positions in the Swiss franc, the euro and the Australian dollar as the value of these increased relative to the U.S. dollar on worries that the growth of the U.S. economy was slowing sharply, as well as the continued weakness of the global equity markets. Additionally, profits were also recorded from long Australian, U.S. and German interest rate futures, as prices moved higher as investors looked to global bond futures as a safe haven as the global equity markets experienced significant losses. A portion of these gains was moderately reduced by losses experienced in the metals markets.

Charter Graham

The Fund increased in value during December primarily due to gains recorded in the global interest rate futures markets as most global bond prices climbed higher. This upward price move occurred as investors moved to the relative safety of bonds from equities on the potential of a recession in the U.S. and amid sharp volatile moves in stock prices. The subsequent anticipation of a lowering of interest rates by the U.S. Federal Reserve also helped boost global bond prices higher. In the currency markets, gains were recorded from short positions in the Japanese yen as the value of the yen declined versus other major currencies on further signs of weakness in the Japanese economy. Additional profits were recorded from long positions in the euro as its value strengthened versus the U.S. dollar. The euro's strength was boosted versus the U.S. dollar due to slumping stock prices and economic data continuing to show that the U.S. economy is cooling. In the energy markets, gains were recorded from long positions in natural gas futures as prices rose to all-time highs on cold winter weather across much of the U.S. and continued concerns regarding supplies. In the global stock index futures markets, profits resulted from short positions in Topix Index futures as Japanese stock prices continued their slide lower on fears over economic slowdowns in Japan and the U.S. Smaller gains were recorded in the agricultural markets from long positions in corn futures as prices rose amid improved overseas demand and on concerns regarding cold weather in the U.S. Midwest. A portion of overall Fund gains was offset by losses recorded in the metals markets from long positions in aluminum futures as prices reversed lower.

Charter Millburn

The Fund increased in value during December primarily due to gains recorded in the currency markets from short positions in the Japanese yen as the value of the yen declined versus other major currencies on further signs of weakness in the Japanese economy. Additional profits were recorded from long positions in the euro as its value strengthened versus the U.S. dollar. The euro's strength was boosted versus the U.S. dollar due to slumping stock prices and economic data continuing to show that the U.S. economy is cooling. Additional gains were recorded in the global interest rate futures markets from long U.S. and German interest rate futures positions as prices moved higher as investors moved to the relative safety of bonds from equities on the potential of a recession in the U.S. and amid sharp volatile moves in stock prices. The subsequent anticipation of a lowering of interest rates by the U.S. Federal Reserve also helped boost global bond prices higher. In the energy markets, gains resulted from long positions in natural gas futures as prices rose to all-time highs on cold winter weather across much of the U.S. and continued concerns regarding supplies. A portion of overall Fund gains was offset by losses recorded in the metals markets from long positions in aluminum futures as prices reversed lower.

Charter Welton

The Fund increased in value during December primarily due to gains recorded in the global interest rate futures markets from long U.S. and German interest rate futures positions as prices moved higher as investors moved to the relative safety of bonds from equities on the potential of a recession in the U.S. and amid sharp volatile moves in stock prices. The subsequent anticipation of a lowering of interest rates by the U.S. Federal Reserve also helped boost global bond prices higher. Additional gains were experienced in the currency markets from long positions in the euro as the value of the European common currency continued its upward trend versus other major currencies that it began in November. The euro's strength versus the U.S. dollar and Japanese yen was a result of confidence in the European economy and an overall skepticism regarding the U.S. and Japanese economies. Additional currency gains were recorded from short positions in the Japanese yen as the value of the yen declined versus the U.S. dollar on further signs of weakness in the Japanese economy. Smaller gains were recorded in the energy markets from long positions in natural gas futures as prices climbed sharply to all-time highs on cold winter weather across much of the U.S. and continued concerns regarding supplies. A portion of overall Fund gains was offset by losses recorded in the metals markets from long copper futures positions as prices moved lower aided by weakness in the global stock markets.

Also, I would like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 2000 will be mailed to holders of non-IRA accounts for all Morgan Stanley Dean Witter Managed Futures limited partnerships during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Dean Witter Financial Advisor.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Special Notice to Limited Partners of Charter Graham
     The two new trading programs to which assets are being allocated are described on page 66 in the Fund's prospectus dated October 11, 2000. The information set forth below supplements and updates the descriptions, performance and correlation information in the prospectus regarding those trading programs.

     The following supplements the information under "The Trading Advisors
- Morgan Stanley Dean Witter Charter Graham L.P. - The Graham Trading
Programs - K4 Program" on page 66 of the prospectus.

     The K4 Program will normally have weightings of approximately 18% in futures contracts based on long-term interest rates, 9% in short-term interest rates, 31% in currency forwards, 14% in stock index futures, 11% in agricultural futures, 9% in metal futures, and 8% in energy futures.
The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following supplements the information under "The Trading Advisors
- Morgan Stanley Dean Witter Charter Graham L.P. - The Graham Trading
Programs - Non-Trend Based Program" on page 66 of the prospectus.

     The Non-Trend Based Program will normally have weightings of approximately 9% in futures contracts based on long-term interest rates, 2% in short-term interest rates, 45% in currency forwards, 11% in stock index futures, 11% in metal futures, and 22% in energy futures. The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following updates and supplements the information under "The
Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - Past
Performance of Graham - K4 Program (Standard Leverage) Capsule E" on page
69 of the prospectus.
Graham Capital Management, L.P.              Graham Capital Management,
L.P.
K4 Program                              Pro Forma of K4 Program at 150%
Leverage
(Standard Leverage)                          and Charter Graham's Fees and
Expenses
Aggregate assets overall:  $670,600,000      Largest monthly drawdown:
(7.46)%
Aggregate assets in program:  $74,157,000                        (February
2000)
Largest monthly drawdown:  (4.73)%           Worst peak-to-valley drawdown:
(12.90)%
               (February 2000)                         (February 2000-June
2000)
Largest peak-to-valley drawdown:  (8.01)%
               (February 2000-June 2000)
                                    Rate of Return
Rate of Return
Month          2000      1999           Month          2000      1999
             %                         %                            %
     %
January         1.94           0.82               January         2.41
0.97
February  (4.73)          0.08               February  (7.46)          0.03
March           1.75          (3.53)              March           2.46
(5.49)
April           1.04           1.73               April           1.53
2.26
May       (2.27)          1.59               May       (3.67)          2.15
June      (3.89)          2.01               June      (6.08)          3.00
July       0.71          (2.51)              July       0.90
(4.00)
August          2.40           3.84               August          3.58
5.57
September  0.99           1.14               September  1.40           1.32
October         1.44          (3.99)              October         2.06
(6.27)
November   7.41           0.09               November  10.94
(0.09)
December   9.37           6.23               December  12.00           9.03
Compound Annual                         Compound Annual
Rate of Return 16.39           7.25               Rate of Return 19.87
7.68

     The following updates and supplements the information under "The
Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - Past
Performance of Graham - Non-Trend Based Program (Standard Leverage) Capsule
I" on page 71 of the prospectus.
Graham Capital Management, L.P.              Graham Capital Management,
L.P.
Non-Trend Based Program                 Pro Forma of Non-Trend Based
Program at 150% (Standard Leverage)                         Leverage and
Charter Graham's Fees and Expenses
Aggregate assets overall:  $670,600,000      Largest monthly drawdown:
(7.83)%
Aggregate assets in program:  $40,514,768                   (October 1999)
Largest monthly drawdown:  (5.01)%           Worst peak-to-valley drawdown:
(14.25)%
               (October 1999)                     (May 1999-October 1999)
Largest peak-to-valley drawdown:  (8.48)%
               (May 1999-October 1999)
                                    Rate of Return
Rate of Return
Month          2000      1999           Month          2000      1999
             %                         %                            %
     %
January         4.07          (2.92)              January         5.96
(4.59)
February   2.25           0.87               February   3.22           1.15
March          (1.28)          5.81               March          (2.20)
8.04
April          (0.60)          3.38               April          (1.13)
4.18
May        4.15          (1.23)              May        6.46
(2.09)
June       2.10          (2.11)              June       2.84
(3.63)
July      (3.11)          1.62               July      (4.82)          2.28
August         (0.39)         (3.23)              August         (0.67)
(5.27)
September  2.19           1.33               September  3.18           1.77
October        (2.58)         (5.01)              October        (4.01)
(7.83)
November   0.19           0.92               November   0.18           1.18
December   4.65           1.55               December   6.91           2.11
Compound Annual                         Compound Annual
Rate of Return 11.86           0.46               Rate of Return 16.12
(3.76)

Please refer to the footnotes on pages 72-73 of the prospectus, including the descriptions of the limitations on pro forma information.
     PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
     The following updates and supplements the information under "Part Two
Statement of Additional Information - Supplemental Performance Information
- Charter Graham - Correlation Analysis" on page 140 of the prospectus.
                     Correlation Analysis (1/99-12/00)
                                                                 Global
Div.            K4                  NTB                MAR
                         Pro Forma      Pro Forma      Pro Forma
Public Fund             S&P         Sal            EAFE
Global Div. - Pro Forma          1.000            0.817      0.086
0.879          -0.047    0.120      0.166
K-4 - Pro Forma
1.000                 -0.044         0.718             -0.088    0.126
-0.077
NTB - Pro Forma
1.000            0.327             -0.251    0.069      0.104
MAR Public Index (MAR)
1.000               -0.033    0.137      0.168
S&P 500 Index (S&P)
1.000     0.149      0.728
Salomon Corp. Bond Index (SAL)
1.000      0.171
MSCI EAFE Index (EAFE)
1.000
       Please refer to the footnotes on page 140 of the prospectus.
      PAST PERFORMACE IS NOT NECESSARILY INDICATE OF FUTURE RESULTS.

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter DWFCM

Year                Return
1994 (10 months)              - 7.3%
1995                 21.9%
1996                   4.0%
1997                 26.2%
1998                   5.1%
1999                  -9.2%
2000                  23.8%

Inception-to-Date Return:      75.0%
Annualized Return:          8.5%
_________________________________________________________________
___________________________

Charter Graham

Year                Return

1999 (10 months)                2.9%
2000                      22.0%

Inception-to-Date Return:      22.5%
Annualized Return:        13.1%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000                               12.1%

Inception-to-Date Return:                     4.0%
Annualized Return:                   2.2%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000                        -8.2%

Inception-to-Date Return:           -18.0%
Annualized Return:       - 10.2%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended December 31, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
                                        Percent of
Percent of
                                        December 1, 2000
December 1, 2000                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      4,417,550             13.97
3,788,819                        14.79
  Net change in unrealized      2,346,443              7.42
575,160                           2.24

  Total Trading Results         6,763,993             21.39
4,363,979                        17.03
Interest Income (DWR)             182,914              0.58
142,031                           0.55

  Total Revenues                6,946,907             21.97
4,506,010                        17.58

EXPENSES
Incentive fees (Note 2)           205,168              0.65
860,828                           3.36
Brokerage fees (DWR)              184,421              0.58
149,461                           0.58
Management fees (Note 2)           52,691              0.17
42,703                            0.16

  Total Expenses                  442,280              1.40
1,052,992                         4.10

NET INCOME                      6,504,627      20.57                 3,453,018
13.48

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan
Stanley Dean Witter Charter Graham
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  December 1, 2000     2,177,937.932  31,615,106    14.52
2,315,846.352    25,621,883   11.06
Net Income                    -        6,504,627     2.98                     -
3,453,018                      1.49
Redemptions              (53,187.400)   (930,780)   17.50
(44,323.550)     (556,261)    12.55
Subscriptions             11,049.102     193,359    17.50
20,120.988       252,518      12.55

Net Asset Value,
  December 31, 2000    2,135,799.634  37,382,312    17.50
2,291,643.790    28,771,158   12.55

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended December 31, 2000
(Unaudited)

                                                     Morgan Stanley Dean Witter
Charter Millburn      Morgan Stanley Dean Witter Charter Welton
                                        Percent of
Percent of
                                       December 1, 2000
   December 1, 2000                                             Beginning
   Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                        980,094              3.81
(804,811)                       (3.92)
  Net change in unrealized      3,321,211             12.90
3,113,228                       15.15

  Total Trading Results         4,301,305             16.71
2,308,417                       11.23
Interest Income (DWR)             141,550              0.55
110,806                          0.54

  Total Revenues                4,442,855             17.26
2,419,223                       11.77

EXPENSES
Incentive fees (Note 2)              -         -                     -
-
Brokerage fees (DWR)                      150,207       0.59
119,882                          0.58
Management fees (Note 2)           42,917              0.17
34,252                           0.17

  Total Expenses                  193,124              0.76
154,134                          0.75

NET INCOME                      4,249,731             16.50
2,265,089                       11.02

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended December 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn
Morgan Stanley Dean Witter Charter Welton
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  December 1, 2000     2,885,350.385  25,749,840     8.92
2,783,010.696   20,551,132     7.38
Net Income                    -        4,249,731     1.48                     -
2,265,089                      0.82
Redemptions              (59,547.780)   (619,297)   10.40
(94,125.573)    (771,830)      8.20
Subscriptions             38,685.130     402,325    10.40
32,323.170      265,050        8.20

Net Asset Value,
  December 31, 2000    2,864,487.735  29,782,599    10.40
2,721,208.293   22,309,441     8.20

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") which provide clearing and execution services. The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, DWR, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR. The interest rates used are equal to that earned by DWR on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Each Partnership incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.


Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage expenses to DWR as described  in
Note 1. Each Partnership's cash is on deposit with DWR and MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

Demeter, on behalf of Charter DWFCM and itself, entered into a management agreement with DWFCM to make all trading decisions for the Partnership. Management and incentive fees (if any) are paid to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter Graham, Charter Millburn and
Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Charter DWFCM will pay a quarterly incentive fee equal to 20% of the trading profits earned by the Partnership as of the end of each calendar quarter. Charter Graham, Charter Millburn and Charter Welton pay a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.